

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 10, 2010

Mr. Robert Baskind
Chief Executive Officer
Tilden Associates, Inc.
300 Hempstead Turnpike
West Hempstead, NY 11552

      Re: Tilden Associates, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed April 15, 2010
              File No. 000-30754

Dear Mr. Baskind:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

General

1.   It appears you are using an outdated form. For instance, we note your cover page does not indicate your filing status and there are references to Form 10-KSB. Also, throughout the document, beginning with Item 6. Management's Discussion

and Analysis or Plan of Operations, your item numbers do not agree with Form 10-K.   In all future filings please be sure to use the most recent forms.

2. Our records show your file number as 000-30754 rather than 0001027484 which appears on your cover page. Please revise to include the correct file number.

<u>Item 6. Ma Management's Discussion and Analysis of Plan of Operations, page 5</u>

<u>Results of Operations, page 5</u>

3. Please provide a more robust discussion of material changes in your results of operations. For example, we note interest income decreased approximately $26,000 in year over year comparisons and we note you recorded a loss of franchise and market area rights for which there was no similar charge in the prior period. Please provide additional disclosure that discusses the reasons for decreases and infrequent events in your results and whether you expect the trend to continue. Reference made to Item 303 of Regulation S-K.

<u>Liquidity and Capital Resources, page 6</u>

4. Please expand your discussion to specifically address liquidity on both a short term and long term basis. You should discuss your ability to meet your cash needs for the next 12 months as well as the long-term. Refer to instructions 2 and 5 of Item 303(a) of Regulation S-K and Financial Reporting Codification Section 501.03.a. for guidance.

<u>Item 8a. Controls and Procedures, page 7</u>

5. We note your disclosure that within the ninety-day period preceding the filing of this report management evaluated the effectiveness of disclosure controls and procedures. Item 307 of Regulation S-K requires that your assessment of disclosure controls and procedures be performed as of the end of the period covered by the report. Please revise your disclosures accordingly.

6. We note you state that your disclosure controls and procedures were effective to timely alert management. Your disclosure includes a partial definition of disclosure controls and procedures. Please note that you are not required to include any of the definition of disclosure controls and procedures, but if you choose to include the definition you must include the "entire definition" which can be found in Exchange Act Rule 13a-15(e). Please revise your disclosure to either exclude the entire definition of disclosure controls and procedures, or include the entire definition. In this regard, with respect to your current disclosure, please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required is

recorded, processed, and summarized within the time periods specified in the
Commission's rules and forms and whether these same officers concluded the
controls and procedures were effective in ensuring that information required to be
disclosed by an issuer in the reports that it files or submits under the Act is
accumulated and communicated to its management, including its chief executive
and principal financial officers, or persons performing similar functions, as
appropriate to allow timely decisions regarding required disclosure.

7. Please amend your filing to include the requirements of Item 308T(a) of
    Regulation S-K.

Item 14. Controls and Procedures, page 10

8. Please explain why controls and procedures are disclosed here and as part of Item
    8 or revise.

Consolidated Balance Sheets, page F-3

9. We note the line item Deposits on franchise and business acquisitions. Please
    explain the deposits on business acquisitions.

Consolidated Statements of Operations, page F-4

10. In your business description on page two and Management's Discussion and
    Analysis or Plan of Operations on page five you refer to Company stores and
    Company owned locations. Please revise to distinguish revenue and costs related
    to franchisor-owned repair centers or explain to us why you are not required to
    provide this disclosure. Please refer to FASB ASC 952-605-45.

Consolidated Statements of Cash Flows, page F-5

11. We note your recorded $18,700 as income from the write down of notes payable
    in 2008. Please explain the nature of the debt and the contingencies that were met
    that no longer made you liable. Please explain your basis for recording the
    income as part of operations as opposed to non operating income.

Note 1 – Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-7

12. Please expand your accounting policies for revenue recognition to include the
    manner in which revenue is recognized for each type of transaction.

13. Please explain the nature of the line item miscellaneous income. Please explain
    your basis for recording miscellaneous income as part of operations as opposed to

non operating income.   In this regard, please disclose the amount of equipment sales for each period presented and which line item within your statements of operations reflects these sales. To the extent material, please disclose your accounting policy and what constitutes miscellaneous income.

Note 4 – Intangible Assets, page F-10

14. We note you do not amortize your franchise and market area rights. Please explain to us the nature of your franchise agreements and market area rights. In your response, please explain whether the agreements are contractual and in force for a specific term, if property is leased as part of the agreement, the terms of any related leases and whether your balance includes franchise rights returned/reacquired. Please support your accounting policy for not amortizing the related intangible assets. We may have further comment.

15. Please revise your disclosure to reflect the gross carrying amount and accumulated amortization for intangible assets subject to amortization as well as the estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to FASB ASC 350-30-50-2.

Note 7 – Leases, page F-10

16. We note your disclosure that you sublet properties to franchisees. Please explain and clarify whether the table on page F-11 representing your future minimum lease payments represents your gross lease obligation or is net of revenue generated from sublease agreements.

17. Please revise to disclose the total minimum rentals to be received in the future under noncancelable subleases. Refer to FASB ASC 840-20-50.

Note 11 – Franchises and Market Area Activities, page F-12

18. Your results of operations discussion beginning on page five indicates there may have been significant changes in franchisor-owned repair centers or franchised repair centers and you indicate here that each year several franchises are returned to the company. Please expand to provide disclosure as to the number of franchisor-owned repair centers in operation. Please refer to FASB ASC 952-605-50-3.

Exhibit 31.1

19. In paragraph one you refer to Form 10-KSB. Please revise to refer to Form 10-K. We note a similar error in Form 10-Q for the quarterly period ended June 30, 2010 in you reference to Form 10-QSB.

20. In paragraph four please revise your disclosure to include rule references to the following definitions of disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d–15(e) and internal control over financial reporting, as defined in Rules 13a–15(f) and 15d–15(f).

21. Please be advised that the certifications must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that paragraph 4(b) as well as the language in the introductory paragraph 4 regarding internal control over financial reporting are missing in the certifications. As such, please amend you filings to provide complete certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief